StoneCastle Financial Corp.

152 West 57th Street, 35th Floor

New York, New York 10019

August 9, 2016

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549

Attn: James E. O’Connor, Senior Counsel

Re:                             StoneCastle Financial Corp.

Registration Statement on Form N-2 (File Nos.811-22853 and 333-204417)

Ladies and Gentlemen:

Pursuant to Rule 461 under the Securities Act of 1933, as amended, StoneCastle Financial Corp. (the “Company”) respectfully requests acceleration of the effective date of its Registration Statement on Form N-2 (File No. 333-204417) so that such Registration Statement may be declared effective, on August 10, 2016, or as soon as practicable thereafter.

We request that we be notified of such effectiveness by a telephone call to John P. Falco, Esq. of Pepper Hamilton LLP at (215) 981-4659, and that such effectiveness also be confirmed in writing.

The Company hereby acknowledges that (i) should the Securities and Exchange Commission (the “Commission”) or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing; (ii) the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and (iii) the Company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

StoneCastle Financial Corp.

By:	/s/ Joshua Siegel
	Name:	Joshua Siegel
	Title:	CEO